

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 5, 2008

By Facsimile and U.S. Mail

Mr. Marc Urbach
President, Principal Executive Officer
China Broadband, Inc.
1900 Ninth Street, 3rd Floor
Boulder, CO 80302

> **RE:** **China Broadband, Inc.**
> **Form 10-KSB/A2 for Fiscal Year Ended December 31, 2007**
> **Filed September 30, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 19, 2008**
> **File No. 0-19644**

Dear Mr. Urbach:

We have reviewed your supplemental response letter dated November 26, 2008, as well as your amended filing and have the following comments. As noted in our comment letter dated September 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A2 for Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures, page 34

1. We read your response with respect to the proposed revisions to Item 8A(T). Please amend your Form 10-KSB and address the following in the amendment:

   Evaluation of Disclosure Controls and Procedures

   - You state that management *reviewed* the effectiveness of your disclosure controls and procedures and they were ineffective to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner. Please revise to state management <u>evaluated</u> the effectiveness of the Company's disclosure controls and procedures. See Exchange Act Rule 13a-15(b).

- Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is <u>accumulated and communicated</u> to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. In this regard, when you begin to define disclosure controls and procedures <u>the entire definition</u> is required. See Exchange Act Rule 13a-15(e) for the definition and revise accordingly.

<u>Form 10-Q for the quarterly period ended September 30, 2008</u>

<u>Item 4T. Controls and Procedures, page 13</u>

2. Please ensure that future quarterly reports provide the entire definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

<u>Exhibits 31</u>

3. We note the certifications filed as Exhibits 31.1 and 31.2 omit language referring to internal control over financial reporting in the introductory language of paragraph 4. Please revise in future filings.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: Ronniel Levy, Esq.